February 8, 2010

Mr. Andrew Mew
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F St. NE
Washington, D.C. 20549

Re:	Jennifer Convertibles, Inc.
Form 10-K, for the Fiscal Year Ended August 29, 2009
Filed December 14, 2009
Form 10-Q, for the Quarterly Period Ended November 28, 2009
File No. 001-09681

Dear Mr. Mew:

The following are your comments and our responses to your comment letter to us dated January 19, 2010. We hope that you find our responses sufficient and we look forward to resolving any issues that you may have.

Form 10-K for the fiscal year ended August 29, 2009

Item 7. Management’s Discussion and Analysis of Financial Conditions........page 17

Liquidity and Capital Resources, page 21

1.

We note your working capital deficiency of $5.3 million as of August 29, 2009, negative sales growth and decreasing profitability. We further note your anticipated capital expenditures for fiscal year 2010 including the opening of three Ashley HomeStores at a cost of approximately $1.0 million. Please explain to us and expand disclosure as to your sources of cash for financing such projects. Furthermore, we note you have implemented cost cutting measures that you believe will provide, in addition to store operations, the capital resources you need to operate for the next 12 months. In light of your cash flow position and your reliance on the effect of these cutting measures, please quantify for us and in your disclosure, to the extent possible, the impact of the cost cutting program on your liquidity. Refer to SEC Release No. 33-8350.

Response

The capital for the Ashley stores and for our own operations is coming in large measure from cash flow improvements from the renegotiation of our supply agreements with our main Chinese supplier. Payment terms were extended from 75 days to 150 days effective August 1, 2009 through September 30, 2010. On December 10, 2009, the Chinese supplier further extended the terms from 150 days to 180 days. Any amounts due that are not paid within the additional 30 day grace period, will be charged interest at a per annum rate of 2% until payment is made. Depending on our volume and the time of year, we anticipate the extended payment terms to improve our cash flow between $7 million to $9 million (We purchase between $400,000 to $700,000 per week from our Chinese supplier).

We anticipate capital expenditures of approximately $600,000 during fiscal 2010 to open three Ashley HomeStores. We anticipate capital expenditures of approximately $400,000 to refurbish existing facilities.

Our Ashley segment is highly profitable due to its unique sourcing model, whereby once a sale is executed, Ashley Furniture Industries manages the supply chain process. Under the Ashley sourcing model, we reduce need for warehouse inventory, thereby limiting our working capital needs and infrastructure requirements.

In response to the economic conditions impacting our business, we have implemented aggressive cost reduction initiatives to properly align our cost structure with our current sales volumes. These include the following:

(a)	Lease Renegotiations-we have renegotiated lease terms for 58 stores. On all expiring leases, we negotiated significant rent reductions. In several stores, we reduced rent by 60% to 70%. We expect these renegotiations, when combined with the closing of several unprofitable stores to result in an estimated $2 million annual rent savings.
(b)	Freight Cost Reductions-Continuing to manage our virtually integrated supply chain, we have negotiated lower shipping rates, on behalf of our Chinese manufacturer. Effective March 1, 2009, international freight costs were lowered significantly. Please note however, rates have risen slightly very recently.
(c)	Warehouse Consolidation-Previously, we processed Ashley inventory through a third party warehouse. After consolidating the Ashley inventory into our own New Jersey warehouse on April 1, 2009, our warehousing expense was reduced by $60,000 per month.
(d)	Executive Compensation Reductions – Effective December 28, 2008, Mr. Greenfield and Mr. Seidner have voluntarily agreed to reduce their annual salaries by $300,000 and $100,000, respectively until December 31, 2009. Beginning January 1, 2010 Mr. Greenfield and Mr. Seidner reinstated their full salary.

To avoid cost and market confusion, we respectfully request that the expanded disclosure be included in our next Form 10-Q or a Form 8-K.

Form 10-Q for the quarterly period ended November 28, 2009

Notes to the Unaudited Consolidated Financial Statements

Note 5. Transactions with the Related Company, page 7

2.

We note on December 31, 2009, you entered into an agreement with the Related Company to operate its stores for your own benefit. We further note your reference to the initial accounting for the acquisition of assets as being incomplete as of January 12, 2010 as well as your disclosure that the results of operations of the stores will be consolidated as of January 1, 2010. Please clarify for us in and in your disclosures whether, for accounting purpose, you are treating this event as an asset acquisition or a business acquisition. To the extent material, we believe you should disclose the impact of this transaction on your financial statements, liquidity and earning trends etc. in MD&A. In addition, providing us the following in your response.

  A full description of the transaction including the facts and circumstances leading to the transaction and the key terms of the agreement.
  An analysis as to whether the transaction is an asset acquisition or and acquisition of a business including the accounting literature you relied upon behind your determination. Refer to ASC Topic 805-10-25-1 and ASC Topic 805-50-30-1 through 30-4.

Response

In November 2009, the Related Company defaulted on its payment obligation by not paying the remaining outstanding balance of the receivable due us as of August 29, 2009 within the 30-day grace period and therefore we discontinued granting credit to the Related Company. On December 11, 2009, we entered into an agreement effective as of November 27, 2009 (the “Interim Agreement”), pursuant to which sales written on or after November 27, 2009 at the stores owned by the Related Company would be on our behalf and the Related Company would be entitled to compensation equal to 35% of the sales price of the merchandise (excluding home delivery fees and taxes) for writing such sales. With respect to sales written by the Related Company prior to November 27, 2009, the Related Company was obligated to pay us for the cost of the merchandise the day prior to the date the merchandise is shipped to the customer.

As of December 18, 2009, the Related Company was in default under the Interim Agreement. This led us as of December 31, 2009, entering into an agreement with the Related Company, pursuant to which, effective January 1, 2010, the Related Company ceased operations at the 20 stores formerly operated by it, including one store which it licensed to a third party, but did not own (the “Stores”) and we began operating the Stores solely for our own benefit and account (the “Agreement”). In our judgment, the Related Company was in imminent danger of bankruptcy. In order to prevent damage to the customers of the Related Company and our brand name, we entered into an agreement with Related Company on December 31, 2009.

The key terms of the agreement are fully disclosed in Note 5 to the condensed consolidated financial statement included in the Form 10-Q for the quarterly period ended November 28, 2009.

We have not committed under the agreements with the Related Company to continue to operate any of the Related Company Stores but we have the opportunity, subject to reaching satisfactory arrangements with the landlords as to new leases, to continue operating all of them. It is our intention to keep these Stores, but there is no certainty that we will. As of the date of this letter, we have entered into new leases for three of the 20 Stores. As of the date of this letter, there are two or three Stores that we are pessimistic about and are fairly certain will be closed.

The Related Company terminated all of their store personnel. We gave those employees an opportunity to work for us under a different compensation arrangement. Of the 50 employees, 45 chose to work for us.

Although our transaction with the Related Company is not entirely completed, we now believe it is a business acquisition as the acquired integrated set of activities and assets meets the definition of a business as defined on ASC Topic 805. The definition provides that a business consists of inputs and processes applied to those inputs that have the ability to create outputs. ASC Topic 805 provides that a business need not include all of the inputs and processes that the seller used in operating that business as long as the buyer would be able to integrate the acquired inputs and processes with its own inputs and processes to produce outputs and to provide a return. ASC Topic 805 further provides that liabilities of the seller do not have to be assumed for the activities and assets to be considered a business. The inputs acquired from the Related Company consist of showroom inventory. To the extent we enter into new leases (even though they may be significantly renegotiated leases), we may also be deemed to have acquired leases for those Stores and the related leasehold improvements. Further, in light of the large percentage of employees that chose to work for us they would be considered an input of the Related Company in connection with this transaction. The processes consist of the Related Company’s operating policies and procedures necessary to create sales or outputs. We will be able to integrate the acquired inputs with our own inputs and replace the Related Company’s processes with our processes by providing products to be sold and overall management, together with warehousing, delivery and advertising functions to produce sales.

As the initial accounting for the transaction with the Related Company is still incomplete, the impact of this transaction on our financial statements, liquidity and earning trends cannot be finalized at this time. We anticipate having this information included in our Form 10-Q for the quarterly period ended February 27, 2010.

To avoid cost and market confusion, we respectfully request that the expanded disclosure be included in our next Form 10-Q or a Form 8-K.

Should you have any questions, please do not hesitate to contact us.

Sincerely,
JENNIFER CONVERTIBLES, INC.

By: /s/	Harley J. Greenfield
Harley J. Greenfield, Chief Executive Officer